Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232


05009792

13 July 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
JUL 19 2005
THOMSON
FINANCIAL

RECEIVED
2005 JUL 18 P 2:

7/19

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — AMPCI Macquarie Infrastructure Management No1 Limited (ABN 99 108 013 672) as Responsible Entity of the Diversified Utility and Energy Trust No1 (ARSN 109 363 037) and AMPCI Macquarie Infrastructure Management No2 Limited (ABN 15 108 014 062) as Responsible Entity of the Diversified Utility and Energy Trust No2 (ARSN 109 363 135)

ACN/ARSN — 009 450 051

1. Details of substantial holder(1)

Name — Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).

ACN/ARSN (if applicable) — 008 583 542

There was a change in the interests of the substantial holder on — 7 July 2005

The previous notice was given to the company on — 1 November 2004

The previous notice was dated — 27 October 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid stapled securities 'fp stp'	15,353,689	6.22%	30,668,313	7.27%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Annexure B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securities	Person's votes
Macquarie Bank Limited 'MBL'	MBL	MBL	Pursuant to section 608 (1) of the Corporations Act	21,861,300	fp stp	21,861,300
Macquarie Private Porfolio Management 'MPPM'	Bond Street Custodians	Bond Street Custodians	As above	4,610,442	fp stp	4,610,442
Brooke Asset Management	Brooke Asset Management	Brooke Asset Management	As above	630,000	fp stp	630,000
Macquarie Securities Australia Limited 'MSAL'	MSAL	MSAL	As Above	22,603	fp stp	22,603
Macquarie Life Limited 'MLL'	MLL	MLL	As Above	70,193	fp stp	70,193
Macquarie Investment Management Limited 'MIML'	Bond Street Custodians	Bond Street Custodians	As Above	1,368,305	fp stp	1,368,305
Macquarie Investment Management Limited 'MIML'	JP Morgan	JP Morgan	As Above	144,345	fp stp	144,345
Macquarie Investment Management Limited 'MIML'	National Nominees	National Nominees	As Above	371,765	fp stp	371,765
Macquarie Bank Limited 'MBL'	MBL	MBL	As Above	1,589,360	Derivatives	1,589,360

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
MBL & MBL Group	Bodies Corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MIML	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MPPM	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
National Nominees	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
BNP Paribas Securities Services	George St., Sydney, NSW 2000
Brooke Asset Management Limited	Level 21 191 Queen Street, PO Box 7548 Wellesley Street Auckland New Zealand



Signature

print name: Dennis Leong Capacity: Company Secretary

sign here date 11 July 2005

ANNEXURE 'A'

This is the annexure marked 'A' of 9 pages referred to in the Notice of Change of Interests of Substantial Holder



....

Dennis Leong
Company Secretary, Macquarie Bank Limited
11 July 2005

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
	2067238 ONTARIO INC.	CANADA
	2067239 ONTARIO INC.	CANADA
	2067240 ONTARIO INC.	CANADA
	2067241 ONTARIO INC.	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 808 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 953 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)	AUSTRALIA
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
070 630 549	AUSTRALIAN HOTEL INVESTMENT PTY LTD	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED	AUSTRALIA
084 276 668	BASS RADIO PTY LIMITED	AUSTRALIA
085 051 761	BASSFARR PTY LIMITED	AUSTRALIA
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
009 205 187	BELCAP INVESTMENTS PTY LIMITED	AUSTRALIA
006 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
006 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
88217	BUNHILL INVESTMENTS LIMITED	JERSEY
055 039 591	BURL ROSE PTY. LTD.	AUSTRALIA
009 476 920	BURNIE BROADCASTING SERVICE PROPRIETARY LIMITED.	AUSTRALIA
002 885 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
006 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
008 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
101 229 949	CENTRAL COAST NO.2 PTY LIMITED	AUSTRALIA
069 299 225	CENTRAL COAST RADIO PTY LTD	AUSTRALIA
58116 C1/GBL	CHANGSHA HOLDING COMPANY LIMITED	MAURITIUS
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED	AUSTRALIA
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
085 051 645	CLAINEW PTY LIMITED	AUSTRALIA
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED	AUSTRALIA
006 346 962	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
502-81-39432	DAEGU DONGBU CIRCULATION ROAD COMPANY	KOREA

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — MACQUARIE DDR TRUST
C/o – Macquarie DDR Management Limited
Level 15
1 Martin Place
Sydney NSW 2000

ARSN — 106 570 352

1. Details of substantial holder(1)

Name — Macquarie Bank Limited ('MBL') and its controlled bodies corporate listed in Annexure A (the 'MBL' Group).

ACN/ARSN (if applicable) — 008 583 542

There was a change in the interests of the substantial holder on — 6th July 2005

The previous notice was given to the company on — 5th April 2005

The previous notice was dated — 31st March 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary units 'fp unt'	55,559,940 (one vote per share)	6.72%	46,525,349 (one vote per share)	5.55%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Number of	and Class Securities	Person's votes affected
See Appendix B						

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Number Of	and Class Securities	Person's votes
Macquarie Life Limited ("MLL")	MLL	MLL	Relevant interest arising pursuant to section 608 (1) of the Corporations Act	210,601	fp unt	210,601
Macquarie Investment Management Limited ("MIML")	Bond Street Custodians	Bond Street Custodians	As above	20,954,955	fp unt	20,954,955
	State Street Australia Limited	State Street Australia Limited	As above	2,994,452	fp unt	2,994,452
	JP Morgan	JP Morgan	As above	5,706,405	fp unt	5,706,405

	Citibank Korea Inc	Citibank Korea Inc	As above	198,199	fp unt	198,199
	State Trustees	State Trustees	As above	533,264	fp unt	533,264
	National Nominees	National Nominees	As above	15,240,901	fp unt	15,240,901
Macquarie Private Portfolio Management Limited 'MPPM'	Bond Street Custodians	Bond Street Custodians	As above	161,467	fp unt	161,467
Macquarie Bank Limited 'MBL'	MBL	MBL	As Above	525,105	fp unt	525,105

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Macquarie Bank Limited & MBL Group	Controlled Bodies Corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MBL	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
MBL Group	C/- Level 3, 25 National Circuit, Forrest, ACT, 2603
MIML	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MLL	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MPPM	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
MS(a)L	C/- Level 15, No. 1 Martin Place, Sydney, NSW, 2000
National Nominees	5th Floor, 271 Collins St., Melbourne, VIC 3000
State Street Australia Limited	L. 18, 338 Pitt St, Sydney, NSW 2000
JP Morgan	L. 20 Grosvenor Place, 225 George St., Sydney, NSW 2000
ANZ Nominees Limited	L. 26 Grosvenor Place, 225 George St., Sydney, NSW 2000
State Trustee	L. 18, 338 Pitt St., Sydney, NSW 2000
BNP Paribis Securies Services	George St., Sydney, NSW 2000
Bond St. Custodians Ltd.	Lvl 12, 20 Bond St, Sydney, NSW 2000
Citibank Korea Inc	39 Da-Dong Chung-gu Seoul Korea 100-180

Signature

print name: Dennis Leong Capacity: Company Secretary

sign here  Date: 8th July 2005

ANNEXURE 'A'

This is the annexure marked 'A' of 9 pages referred to in the Notice of Initial Substantial Holder



Dennis Leong
Company Secretary, Macquarie Bank Limited
8 July 2005

CONTROLLED BODIES CORPORATE

AUSCONO	COMPANY NAME	JURISDICTION
	2067238 ONTARIO INC.	CANADA
	2067239 ONTARIO INC.	CANADA
	2067240 ONTARIO INC.	CANADA
	2067241 ONTARIO INC.	CANADA
	AIRPORT INFRASTRUCTURE (NO. 2) LIMITED	CAYMAN ISLANDS
078 453 648	AIRPORT MOTORWAY CUSTODIANS PTY LIMITED	AUSTRALIA
075 176 813	AIRPORT MOTORWAY INFRASTRUCTURE NO. 1 LIMITED	AUSTRALIA
075 176 859	AIRPORT MOTORWAY INFRASTRUCTURE NO. 3 LIMITED	AUSTRALIA
075 176 993	AIRPORT MOTORWAY INFRASTRUCTURE NO. 4 LIMITED	AUSTRALIA
008 640 177	ALEATORY PTY. LIMITED	AUSTRALIA
081 119 477	ALLOCA (NO. 4) PTY. LIMITED	AUSTRALIA
106 603 422	AMICUS CURIAE PTY LIMITED	AUSTRALIA
078 853 607	AMT MANAGEMENT LIMITED	AUSTRALIA
WK-131747	ASHER SECURITIES LIMITED	CAYMAN ISLANDS
003 435 452	AUSTRALIA CORPORATE FINANCE LIMITED (IN LIQUIDATION)	AUSTRALIA
074 900 977	AUSTRALIA INFRASTRUCTURE PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
079 630 649	AUSTRALIAN HOTEL INVESTMENT PTY LTD	AUSTRALIA
093 979 223	BAO WAVE PTY LIMITED	AUSTRALIA
059 814 818	BAROSSA GE PTY LIMITED	AUSTRALIA
010 998 384	BARRIER REEF BROADCASTING PROPRIETARY LIMITED	AUSTRALIA
084 276 688	BASS RADIO PTY LIMITED	AUSTRALIA
085 061 761	BASSFARR PTY LIMITED	AUSTRALIA
008 091 325	BAVIAN PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
009 265 187	BELCAP INVESTMENTS PTY LIMITED	AUSTRALIA
008 604 966	BELIKE NOMINEES PTY. LIMITED	AUSTRALIA
008 880 217	BOND STREET AUSTRALIA PTY LIMITED	AUSTRALIA
008 607 065	BOND STREET CUSTODIANS LIMITED	AUSTRALIA
008 606 924	BOND STREET INVESTMENTS PTY. LIMITED	AUSTRALIA
071 247 606	BOND STREET LEASE MANAGEMENT PTY LIMITED	AUSTRALIA
004 680 004	BOSTON AUSTRALIA PTY LIMITED	AUSTRALIA
005 008 702	BOSTON LEASING PTY. LIMITED	AUSTRALIA
86217	BUNHILL INVESTMENTS LIMITED	JERSEY
056 039 591	BURL ROSE PTY. LTD.	AUSTRALIA
009 476 920	BURNIE BROADCASTING SERVICE PROPRIETARY LIMITED.	AUSTRALIA
002 865 830	BUTTONWOOD NOMINEES PTY LIMITED	AUSTRALIA
079 173 381	CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	AUSTRALIA
4800336	CAPITAL METERS HOLDINGS LIMITED	ENGLAND/WALES
4800317	CAPITAL METERS LIMITED	ENGLAND/WALES
008 200 899	CASL FINANCIAL SERVICES PTY. LIMITED	AUSTRALIA
003 585 715	CAZINON PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 797	CEMASTA PTY LIMITED (IN LIQUIDATION)	AUSTRALIA
008 585 804	CENFORD PTY LIMITED	AUSTRALIA
113 484 165	CENTAURUS INVESTOR PTY LIMITED	AUSTRALIA
101 229 949	CENTRAL COAST NO.2 PTY LIMITED	AUSTRALIA
069 299 225	CENTRAL COAST RADIO PTY LTD	AUSTRALIA
56115 C1/GBL	CHANGSHA HOLDING COMPANY LIMITED	MAURITIUS
008 631 954	CHANNAR INVESTMENT NOMINEE PTY LIMITED	AUSTRALIA
WK-133807	CHISWELL INVESTMENTS LIMITED	CAYMAN ISLANDS
085 051 645	CLAINEW PTY LIMITED	AUSTRALIA
104 331 795	COIN SOFTWARE PTY LIMITED	AUSTRALIA
002 737 868	COLDAVA PTY LIMITED	AUSTRALIA
001 758 407	COMMERCIAL RADIO COFFS HARBOUR PTY LTD	AUSTRALIA
079 775 134	CONCEPT BLUE PROPERTY PTY LTD	AUSTRALIA
071 292 647	CONNECTEAST MANAGEMENT LIMITED	AUSTRALIA
097 768 075	CORIOLIS WATER SERVICES (AUSTRALIA) PTY LIMITED	AUSTRALIA
006 346 852	CORPORATE CAPITAL EQUIPMENT FINANCING PTY. LIMITED	AUSTRALIA
502-81-39432	DAEGU DONGBU CIRCULATION ROAD COMPANY	KOREA
56102 C1/GBL	DALIAN HOLDING COMPANY LIMITED	MAURITIUS
008 581 379	DALOU PTY. LIMITED (IN LIQUIDATION)	AUSTRALIA
WK-129317	DELANO SECURITIES LIMITED	CAYMAN ISLANDS
008 606 871	DEXIN NOMINEES PTY. LIMITED	AUSTRALIA

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	31,156
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	21,500 @ $23.94 each 3,891 @ $28.74 each 5,765 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31,156 on 7/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,393,211	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,036,904	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,163
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,500 @ $23.94 each 9,331 @ $28.74 each 6,832 @ $30.51 each 7,500 @ $34.71 each 4,000 @ $36.48 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30,163 on 8/7/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
226,423,374	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	27,005,741	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8th July 2005


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 May 2005, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 227,400 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 4,583 options exercisable at $23.94 each and expiring on 8 August 2005 (MBLAGC);
- 9,125 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS);
- 12,500 options exercisable at $27.46 each and expiring on 16 January 2006 (MBLAHW);
- 33,334 options exercisable at $27.98 each and expiring on 1 February 2006 (MBL0001);
- 1,668 options exercisable at $28.39 each and expiring on 27 February 2006 (MBL0004);
- 229,076 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 28,330 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 12,500 options exercisable at $31.48 each and expiring on 5 September 2006 (MBL0044);
- 8,332 options exercisable at $35.95 each and expiring on 26 September 2006 (MBL0050);
- 400 options exercisable at $34.71 each and expiring on 28 September

2006 (MBL0052);

- 5,000 options exercisable at $28.39 each and expiring on 15 October 2006 (MBL0059);
- 1,700 options exercisable at $37.55 each and expiring on 20 December 2006 (MBL0075);
- 1,832 options exercisable at $36.34 each and expiring on 14 March 2007 (MBL0080);
- 3,332 options exercisable at $35.24 each and expiring on 15 March 2007 (MBL0081);
- 21,666 options exercisable at $36.55 each and expiring on 27 March 2007 (MBL0089);
- 8,332 options exercisable at $34.82 each and expiring on 3 April 2007 (MBL0094);
- 1,666 options exercisable at $33.12 each and expiring on 29 May 2007 (MBL0106);
- 8,332 options exercisable at $33.20 each and expiring on 12 July 2007 (MBL0113);
- 46,555 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 3,332 options exercisable at $32.77 each and expiring on 27 August 2007 (MBL0121);
- 15,064 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 4,166 options exercisable at $32.90 each and expiring on 3 September 2009 (MBL0126);
- 3,166 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,666 options exercisable at $33.20 each and expiring on 14 October 2007 (MBL0132);
- 3,400 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 4,166 options exercisable at $31.54 each and expiring on 30 December 2007 (MBL0144);
- 1,666 options exercisable at $20.57 each and expiring on 6 February 2008 (MBL0152);
- 1,666 options exercisable at $23.82 each and expiring on 5 March 2008 (MBL0161);
- 1,666 options exercisable at $23.82 each and expiring on 12 March 2008 (MBL0165);
- 2,000 options exercisable at $24.20 each and expiring on 24 April 2008 (MBL0174);
- 1,666 options exercisable at $24.40 each and expiring on 8 May 2008 (MBL0178);
- 1,666 options exercisable at $24.98 each and expiring on 14 July 2008 (MBL0187);
- 4,166 options exercisable at $26.51 each and expiring on 1 August 2008 (MBL0193); and
- 5,000 options exercisable at $28.02 each and expiring on 22 August 2008 (MBL0198).

Thus, at 30 June 2005 the number of issued fully paid ordinary $1.00 shares was 224,877,214.

Since the last notification to the ASX, the following new options have been issued:

- 75,000 options exercisable at $54.24 each and expiring on 8 June 2010 (MBL0300);
- 40,000 options exercisable at $58.02 each and expiring on 22 June 2010 (MBL0301); and
- 12,500 options exercisable at $49.18 each and expiring on 22 June 2010 (MBL0302).

In the notification to ASX on 3 February 2005 of the position as at 31 January 2005 it was stated that the following options were issued:

- 5,000 options exercisable at $48.61 each and expiring on 24 January 2010 (MBL0287).

In fact the following options were issued:

- 4,000 options exercisable at $48.61 each and expiring on 24 January 2010 (MBL0287).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 5,000 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0272).

The number of options on issue at 30 June 2005 was 27,442,688, all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0003	6,250	$18.51	26/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0018	1,668	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	06/06/2006
MBL0021	1,668	$27.58	15/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0028	1,668	$28.46	01/08/2006
MBL0029	2,708,571	$34.71	02/08/2006
MBL0030	1,668	$30.25	03/08/2006
MBL0031	5,000	$28.21	07/08/2006
MBL0033	6,668	$29.50	09/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0038	1,668	$35.41	29/08/2006
MBL0040	465,188	$34.71	31/08/2006
MBL0041	3,000	$34.82	03/09/2006
MBL0042	3,800	$27.60	04/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0049	8,332	$36.48	25/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	151,470	$34.71	28/09/2006
MBL0053	5,000	$35.93	01/10/2006
MBL0056	1,668	$29.72	08/10/2006
MBL0057	1,668	$37.52	09/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	07/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006

Listing of Macquarie Bank Limited Options

As at 30 June 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0071	4,168	$36.84	26/11/2006
MBL0072	5,000	$36.05	03/12/2006
MBL0073	1,668	$35.71	05/12/2006
MBL0074	4,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	04/02/2007
MBL0078	1,668	$36.08	12/03/2007
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0081	1,668	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	10,834	$36.55	27/03/2007
MBL0094	4,168	$34.82	03/04/2007
MBL0095	4,168	$35.99	04/04/2007
MBL0096	5,000	$35.22	05/04/2007
MBL0097	5,000	$35.59	08/04/2007
MBL0098	5,000	$37.35	09/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	45,000	$33.54	04/07/2007
MBL0108	1,668	$33.45	05/07/2007
MBL0109	12,500	$33.05	08/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	4,168	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	4,081,514	$30.51	01/08/2007
MBL0119	3,334	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	3,800	$33.06	28/08/2007
MBL0124	645,395	$30.51	30/08/2007
MBL0125	3,400	$31.49	02/09/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0126	4,168	$32.90	03/09/2007
MBL0128	5,000	$31.28	05/09/2007
MBL0129	20,000	$30.51	06/09/2007
MBL0131	184,021	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	3,334	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0140	11,134	$30.51	20/11/2007
MBL0142	272,821	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0149	8,334	$21.66	03/02/2008
MBL0151	3,334	$23.48	24/01/2008
MBL0152	3,334	$20.57	06/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	3,334	$23.82	05/03/2008
MBL0162	2,000	$22.22	06/03/2008
MBL0163	3,334	$25.23	07/03/2008
MBL0165	3,334	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	21,667	$25.15	01/04/2008
MBL0171	8,334	$25.68	02/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	10,500	$24.20	24/04/2008
MBL0175	8,334	$24.27	28/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	5,000	$24.85	07/05/2008
MBL0178	3,334	$24.40	08/05/2008
MBL0179	5,000	$24.71	08/05/2008
MBL0181	8,334	$25.92	13/05/2008

Listing of Macquarie Bank Limited Options

As at 30 June 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0182	26,667	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	8,334	$26.51	01/08/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	02/09/2008
MBL0202	6,125,895	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	697,482	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	67,875	$28.74	01/10/2008
MBL0211	1,601	$29.96	30/09/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	5,000	$29.11	09/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	26,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	06/11/2008
MBL0227	5,000	$26.84	01/09/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0228	12,500	$29.00	05/11/2008
MBL0229	12,500	$34.49	09/11/2008
MBL0231	5,000	$31.74	07/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	3,334	$24.53	03/12/2008
MBL0239	5,000	$35.49	05/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	3,334	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,720	$24.85	22/12/2008
MBL0247	12,500	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	12,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	02/02/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	10,000	$33.45	09/02/2009
MBL0253	10,000	$33.45	09/02/2009
MBL0254	22,500	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	35,000	$33.76	08/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	08/03/2009
MBL0259	5,000	$24.58	09/03/2009
MBL0260	52,500	$36.71	08/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	72,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	08/06/2009
MBL0265	37,500	$34.27	22/06/2009
MBL0266	57,500	$33.58	08/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,121,046	$32.75	09/08/2009
MBL0269	2,450,000	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	788,727	$34.60	08/09/2009

Listing of Macquarie Bank Limited Options

As at 30 June 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0272	215,200	$35.28	22/09/2009
MBL0273	216,250	$36.99	08/10/2009
MBL0274	107,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	08/11/2009
MBL0276	94,200	$32.75	08/11/2009
MBL0277	25,000	$33.11	08/11/2009
MBL0278	54,850	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	76,400	$44.88	08/12/2009
MBL0281	7,000	$34.60	08/12/2009
MBL0282	22,051	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	32,500	$46.97	10/01/2010
MBL0285	35,000	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	68,000	$49.31	08/02/2010
MBL0289	32,500	$49.47	08/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	08/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	95,000	$47.82	08/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	43,000	$45.89	09/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	75,000	$54.24	08/06/2010
MBL0301	40,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBLAFL	348,427	$23.94	21/07/2005
MBLAFU	18,100	$23.94	11/08/2005
MBLAGC	5,000	$23.94	08/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGS	49,000	$23.94	30/08/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHY	12,500	$27.71	18/01/2006
TOTAL	27,442,688		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,091
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,000 @ $23.94 each 4,693 @ $28.19 each 5,666 @ $28.74 each 11,732 @ $30.51 each 20,000 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	46,091 on 11/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,469,465	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,959,650	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 @ $23.94 each 5,000 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30,000 on 12/7/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
226,499,465	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,929,650	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +*securities*? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	28,000 @ $23.94 each 1,666 @ $26.05 each 9,166 @ $28.74 each 3,832 @ $30.51 each 2,502 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	45,166 on 13/7/05

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	226,544,631	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,967,484	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 July 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.